March 11, 2019

Via EDGAR and E-mail

Office of International Corporate Finance,

    Division of Corporate Finance,

        Securities and Exchange Commission,

            100 F St., N.E.,

                Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank
Pre-Effective Amendment No. 2 to Registration Statement Under Schedule B
Filed February 26, 2019 (File No. 333-228613)

Ladies and Gentlemen:

This letter provides the response of the Asian Infrastructure Investment Bank (“AIIB”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of March 5, 2019 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by AIIB on November 30, 2018 (File No. 333-228613), the Pre-Effective Amendment No. 1 to the Registration Statement filed by AIIB on January 31, 2019 and the Pre-Effective Amendment No. 2 to the Registration Statement filed by AIIB on February 26, 2019. In connection with this response to the Comment Letter, AIIB today filed Pre-Effective Amendment No. 3 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 2, as filed on February 26, 2019.

AIIB’s response is keyed to the headings indicated in the Comment Letter. For your convenience, the Staff’s comment is restated in bold type prior to AIIB’s response. The page references in the Staff’s comment refer to page numbers in the Pre-Effective Amendment No. 2 to the Registration Statement under Schedule B filed by AIIB on February 26, 2019; the page numbers in AIIB’s response refer to the page numbers in the Amended Registration Statement.

Office of International Corporate Finance, Division of Corporate Finance	- 2 -

Registration Statement under Schedule B

Independent Auditor’s Report Auditor’s Responsibilities for the Audit of the Financial Statements, pages F-4 and F-50

1.

Please revise the Independent Auditor’s Report to remove “…We report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose….” or tell us why you believe this statement is appropriate. Please refer to International Standard on Auditing (ISA) 700 Revised.

The Amended Registration Statement has been revised on pages F-4 and F-50 in response to the Staff’s comment.

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Office of International Corporate Finance, Division of Corporate Finance	- 3 -

On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo
Robert S. Risoleo

(Enclosures)

cc:	Michael Coco
Ellie Quarles
(Securities and Exchange Commission)

Thierry de Longuemar
(Asian Infrastructure Investment Bank)

Paul J. McElroy
(Sullivan & Cromwell LLP)

Linda Yip
(Partner, PricewaterhouseCoopers)